Exhibit 12.1

Mueller Water Products, Inc.
Fixed Charge Ratio Computation
FY 2015

The ratio of earnings to fixed charges is shown below.
	Six months
	ended March 31,	Year ended September 30,
	2015	2014	2013	2012	2011

Income (loss) before income taxes	($7.9)	$73.5	$44.2	$2.7	($12.9)

Fixed charges:
Total interest including amortization of debt discount and issue costs	$21.6	$50.0	$52.0	$60.2	$65.9
Estimated interest within rent expense	$1.6	$3.1	$2.8	$2.8	$2.8

Total fixed charges	$23.2	$53.1	$54.8	$63.0	$68.7

Earnings (1)	$15.3	$126.6	$99.0	$65.7	$55.8

Ratio of earnings to fixed charges (2)	0	2.4	1.8	1.0	0

(1) For these ratios, "earnings" represents income (loss) before income taxes plus fixed charges.

(2) Due to losses during 2015 and 2011, the ratio of earnings to fixed charges for those periods was less than 1.0. The deficiency of earnings to total fixed charges was $7.9 million and $12.9 million for 2015 and 2011, respectively.